UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39911

Patria Investments Limited
(Exact name of registrant as specified in its charter)

18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

#97512923v3

PATRIA INVESTMENTS LIMITED

GRAND CAYMAN, Cayman Islands, November 7, 2023. Patria Investments Limited (“Patria” or the “Company”) (NASDAQ: PAX), a global alternative asset manager, announced today that the board of directors of the Company has approved effective December 31, 2023 the resignation of Otavio Lopes Castello Branco Neto from the board and the appointment of Peter Paul Lorenço Estermann, Patria’s current Chief of Private Equity Portfolio Management, as a board member. Mr. Castello Branco, one of Patria’s senior managing partners and member of the board will retire.

Mr. Alexandre Saigh, Chief Executive Officer, stated “Otavio was the driving force behind the inception of Patria’s infrastructure business in 2006, and his pioneering views in that space contributed immensely to our growth into a regional leader over the last 17 years. His commitment to identifying and nurturing talent has shaped numerous careers, and he leaves a lasting legacy at Patria in the incredibly talented team that manages our infrastructure business today. I want to express our sincere gratitude for his contributions to Patria, and wish him all the best as he embarks on his next chapter.”

Mr. Estermann is a Partner and PAX’s Chief of Private Equity Portfolio Management since January 2021. He has over 40 years of professional experience, including 12 years in agribusiness, 10 years in the industry for the transformation of polymers, paper and cellulose and refractory materials, 12 years in telecommunications and health services, and 6 years in retail. Previously, Mr. Estermann was the CEO of GPA (Companhia Brasileira de Distribuição) (from April 2018 to November 2020), where he was responsible for the operations in the region, with over 100,000 employees and a revenue of R$60 billion. Mr. Estermann was also Infrastructure and Strategic Development Officer of GPA from June 2014 to October 2015. Mr. Estermann has developed his career in different industries and the service sector, and in large and leading companies with different areas of expertise, differentiated in terms of technology, management models and cultures. Mr. Estermann was CEO of Via Varejo S. A. (2015-2018, 2018-2019) and Vice-CEO and Chief Operating Officer of Medial Saúde (2006-2007). Mr. Estermann has held important positions in various European and Brazilian companies since 1981. Mr. Estermann holds a degree in Agronomy Engineering from the Federal University of Lavras – Minas Gerais and post graduate studies from Harvard Business School (“Making Corporate Boards more Effective”—2008, “Audit Committees in a New Era of Governance”—2008 and “Program for Management Development/PMD”—1999).

#97512923v3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

By:	/s/ Ana Cristina Russo
	Name:	Ana Cristina Russo
	Title:	Chief Financial Officer
Date: November 7, 2023

#97512923v3